EXHIBIT 21

Private Media Group, Inc. Subsidiaries

Name of Subsidiary	Place of Incorporation
Cine Craft, Ltd.	GIBRALTAR
Coldfair Holdings Limited	CYPRUS
Fraserside Holdings Ltd.	CYPRUS
Peach Entertainment Distribution AB	SWEDEN
Milcap Media Group S.L.U.	SPAIN
Private North America, Ltd.	U.S. (California)
Private Media Group Canada, Inc.	CANADA
Fraserside IP LLC	U.S. (Iowa)